UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-12647
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
c/o Oriental Bank and Trust
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORIENTAL FINANCIAL GROUP INC.
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Participants and the 1165(e) Retirement Plan Committee of Oriental Group
Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2006 and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2006, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
The supplemental information included in Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006 and in Schedule H, line 4j — Schedule of Reportable Transactions for the year ended December 31, 2006 that accompany the Plan’s financial statements does not disclose the historical cost of nonparticipant directed plan assets held by the Plan trustee at year end nor the historical cost of nonparticipant directed plan assets sold within the Plan year. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
/s/ KPMG LLP
San Juan, Puerto Rico
July 12, 2007

Stamp No. 2156823 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Cash and investments:
Cash	$21,791	$16,550
Investments — at fair value	5,820,515	5,813,505

Total cash and investments	5,842,306	5,830,055

Receivables:
Participants’ contributions	17,556	16,077
Employer’s contributions	—	2,814
Dividends receivable	26,916	—
Other	77,375	66,193

Total receivables	121,847	85,084

Total assets	5,964,153	5,915,139
Liabilities
Excess contributions	6,151	—

Net assets available for benefits	$5,958,002	$5,915,139

See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions:
Increases to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$287,305
Dividends	109,345
Interest	1,334

397,984

Contributions:
Participants	512,856
Employer	160,944
Other	58,786

732,586

Total	1,130,570

Deductions from net assets attributable to benefits and withdrawals	1,127,613

Net increase	2,957

Net assets available for benefits at beginning of year	5,915,139
Cumulative effect of change in method of quantifying financial statement misstatements	39,906

Net assets available for benefits at end of year	$5,958,002

See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006 AND 2005
(1)	Description of the Plan
The following description of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General
The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank & Trust for the benefit of its employees and those of its affiliated companies, who are residents of Puerto Rico, have completed six-months of service and are age 21 or older. It contains a cash or deferred arrangement qualifying under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (PRIRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective January 1, 2005, the Plan was amended and restated in its entirety due to the acquisition of Caribbean Pensions Consultants, Inc., a U.S.-based affiliated company. Effective on said date, Oriental Financial Group Inc. (the Employer) became the sponsor of the Plan. In addition, effective January 1, 2005, the Plan is intended to be a qualified plan pursuant to Section 401(a) and (k) of the U.S. Internal Revenue Code of 1986, as amended (U.S. Code). Effective October 1, 2005, the Plan appointed a new custodian.
(b)	Contributions
Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by the Puerto Rico and U.S. tax laws. Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 17 mutual funds, a fund that invests in Oriental Bank & Trust time deposits, and a fund that invests in common stock of the employer as investment options for participants. The Employer currently contributes 80% of the first $1,040 of the participant’s contributions as discretionary matching contributions. The Employer’s matching contributions are invested directly in the Employer common stock. Contributions are subject to certain limitations.
During 2006, the Bank made an additional contribution amounting to $58,756 to the Plan for a market value allocation related to benefits paid during the years 1998 to 2002.
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.
(e)	Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution or a fixed period that may not exceed the participant’s life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(f)	Loans to Participants
Effective January 1, 2005, the Plan was amended to allow loans to participants. Participants may borrow up to the lesser of 50% of the present value of nonforfeited accrued benefit of the Participant under the Plan or $50,000, reduced by the difference between the participant’s highest loan balance during the previous 12-month period and current outstanding balance, if any. Loan repayments may be scheduled for up to five years (or reasonable period of time to be determined at the time the loan is made for a home purchase). The plan administrator determines a reasonable rate of interest for each loan by identifying rates charged by institutions in the business of making similar loans. The specific terms and conditions of such loans are also established by the plan administrator. No loans to participants were outstanding as of December 31, 2006 or 2005.
(g)	Forfeited Accounts
Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the year ended December 31, 2006, forfeitures totaling $7,257 were used to off set Employer contributions for 2006.
(h)	Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Employer contributions.
(2)	Summary of Significant Accounting Policies
Following are the significant accounting policies followed by the Plan:
(a)	Basis of Presentation
The accompanying financial statements have been prepared under the accrual method of accounting.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
(c)	Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
(d)	Investments Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and time deposits are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(e)	Payments of Benefits
Benefits are recorded when paid.

(f)	Plan Expenses
All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and cost related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center, and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statements of changes in net assets available for benefits.
Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2006 amounted to approximately $18,000.
(g)	Change in Method of Quantifying Financial Statements Misstatements
The Plan changed the process to quantify financial statement misstatements to a dual method approach as required by the SEC Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. It requires the use of two different approaches to quantifying misstatements — (1) the “rollover approach” and (2) the “iron curtain approach” — when assessing whether such a misstatement is material to the current period financial statements. The rollover approach focuses on the impact on the income statement of a misstatement originating in the current reporting period. The iron curtain approach focuses on the cumulative effect on the balance sheet as of the end of the current reporting period of uncorrected misstatements regardless of when they originated. If a material misstatement is quantified under either approach, after considering quantitative and qualitative factors, the financial statements would require adjustment.
Under this approach, depending on the magnitude of the correction with respect to the current period financial statements, changes to financial statements for prior periods could result.
The Plan had two unrecorded accounting adjustments that were considered in the SAB 108 analysis. The Plan historically recorded dividends as received instead of earned, the unrecorded amount at December 31, 2005 was $27,940. The second accounting adjustment is the reversal of a prior year accrual for benefits to be paid of $11,966. As of December 31, 2005, utilizing the prior method to evaluate differences, the Plan decided not to correct $39,906 related to such differences. These differences were corrected as of January 1, 2006 as a credit to beginning net assets available for benefits at that date.
After considering all of the quantitative and qualitative factors, the Plan determined that these accounting adjustments had not previously been material to prior periods when measured using the prior method. Given that the effect of correcting these misstatements during 2006 would be material to the Plan’s 2006 financial statements using this dual method, the Plan concluded that the cumulative effect adjustment method of initially applying the guidance in SAB 108 was appropriate.

(3)	Investments
The following presents investments as of December 31, 2006 and 2005 that represent 5% or more of the Plan’s net assets.

	2006	2005

Nonparticipant-directed investments:
Oriental Financial Group Inc. — common stock; 192,254 and 199,568 shares, respectively	$2,489,689	2,466,661

Participant-directed investments:
Fidelity Advisor Growth Opportunities Fund — Class T; 15,323 and 22,948 units, respectively	532,182	759,812
Fidelity Advisor Equity Growth Fund — Class T; 11,190 and 13,707 units, respectively	572,184	659,027
Fidelity Advisor Government Investment Fund — Class T; 40,343 and 39,700, respectively	405,452	395,415
U.S. Treasury Money Fund of America	652,383	478,097
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Oriental Financial Group Inc. — common stock	$95,282
Mutual funds	192,023

Total	$287,305

Certain plan assets are invested in shares of mutual funds as directed by participants. Oriental Bank & Trust (the Bank), the Trustee of the Plan, accumulates all investment income (interest and dividends) together with the appreciation in fair value of the fund investments and reports the accumulation in the single unit value of each share. Since the amount of investment income is not significant, separate disclosure of investment income and appreciation in fair value of the fund investments is not presented for the mutual funds.
(4)	Nonparticipant-Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (that are invested in Employer’s common stock) is as follows:

Net assets at December 31, 2005, Oriental Financial Group Inc. common stock of 199,568 shares	$2,466,661

Changes in net assets during the year:
Contributions	262,032
Dividends	99,832
Net appreciation	95,282
Benefits paid to participants	(434,118)

Net increase in net assets	23,028

Net assets at December 31, 2006, Oriental Financial Group Inc. common stock of 192,254 shares	$2,489,689

(5)	Related-Party Transactions
Certain Plan investments are shares of the Employer’s common stock. The Employer’s is the Plan sponsor and, therefore, qualifies as a party-in-interest. At December 31, 2006 and 2005, the Plan held an investment of 192,254 and 199,568 shares of Oriental Financial Group Inc. common stock, respectively. The fair value of the common stock at December 31, 2006 and 2005 was $2,489,689 and $2,466,661, respectively.
The Plan has a money market account amounting to $4,998 at December 31, 2006 ($16,453 at December 31, 2005), which consists of a time deposit at the Bank, earning interest at 4.23% at December 31, 2006 (3.08% at December 31, 2005). The Bank, who is also the Trustee, is a subsidiary of the Plan sponsor and, therefore, qualifies as a party-in-interest.
(6)	Income Taxes
The Plan is intended to be exempt from Puerto Rico and U.S. income taxes under the PRIRC and the U.S. Code. The Plan is required to operate in conformity with the PRIRC and the U.S. Code to maintain its qualification.
The Puerto Rico Treasury Department has determined and informed the Employer by a letter dated April 26, 1993 that effective January 1, 1992, the Plan and the related trust are qualified in accordance with the applicable sections of the PRIRC. The Plan was amended and restated effective January 1, 2005. The Plan is in the process of obtaining a determination letter from the Puerto Rico Treasury Department and the Internal Revenue Service. It is the Employer’s legal counselor’s position that, to the extent the Employer complies with the qualification procedures of the PRIRC, such amendment and restatement will not affect the Puerto Rico and U.S. tax-exempt status of the Plan.
(7)	Other
Income taxes were erroneously withheld on dividends paid to participants during the year 2006 and the years 1994 through 2003. The balance of taxes withheld totals $77,375 and $66,193 as of December 31, 2006 and 2005, respectively, and has been recorded as other receivables in the accompanying statements of net assets available for benefits. No interest has been reimbursed to the Plan.
On June 28, 2007, the Bank remitted to the Plan the amount erroneously withheld on dividends paid.

SCHEDULE I
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date, rate
	borrower, lessor,	of interest, collateral, par,	(d)	(e)
(a)	or similar party	or maturity value	Cost	Current value

	Nonparticipant directed:
	Oriental Financial Group, Inc. **	Oriental Financial Group Inc.: Common Stock; 192,254 shares
			N/A	$2,489,689

	Participant directed:
		Mutual funds:
	Fidelity Investments	Fidelity Advisor Growth Opportunities Fund — Class T; 15,323 units *	***	532,182
	Fidelity Investments	Fidelity Advisor Equity Growth Fund — Class T; 11,190 units *	***	572,184
	Fidelity Investments	Fidelity Advisor Government Income Investment Fund — Class T; 40,343 units *	***	405,452
	Fidelity Investments	Fidelity Advisor Growth & Income Fund — Class T; 13,180 units *	***	258,452
	Fidelity Investments	Fidelity Advisor Mid Cap Fund — Class T; 9,872 units *	***	246,009
	Fidelity Investments	Fidelity Advisor Global Equity Fund — Class T; 5,895 units *	***	77,112
	Fidelity Investments	Fidelity Advisor Equity Value Fund — Class T; 11,843 units *	***	145,909
	Fidelity Investments	Fidelity Advisor Small Cap Fund — Class T; 7,203 units *	***	159,471
	Fidelity Investments	Fidelity Advisor International Capital Appreciation Fund — Class T; 8,421 units *	***	134,646
	Fidelity Investments	Fidelity Advisor Technology Fund — Class T; 2,157 units *	***	38,777
	T. Rowe Price	T. Rowe Price Global Technology Class T; 1,619 units *	***	10,863
	Vanguard	Vanguard Global Equity Fund Class T; 1,498 units *	***	34,342
	American Fund	American Funds US Treasury Money Fund — R3; 483 units *	***	22,499
	Fidelity Investments	Fidelity Advisor Intermediate Bond Fund — Class T; 3,271 units *	***	35,396
	American U.S. Treasury Fund	U.S. Treasury Money Fund of America	***	652,383
	Aim Short Term Liquid Asset	Money Market	***	161
	Oriental Group **	Money Market	***	4,988

		Total		$5,820,515

*	Registered Investment Company.

**	Party-in-interest.

***	Not applicable as these are participant directed.
See accompanying report of independent registered public accounting firm.

SCHEDULE II
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2006

					(f)		(h)
	(b)				Expense		Current value	(i)
(a)	Description of asset	(c)	(d)	(e)	incurred	(g)	of asset on	Net
Identity of	(include interest rate and	Purchase	Selling	Lease	with	Cost of	transaction	gain or
party involved	maturity in case of loan)	price	price	rental	transaction	asset	date	(loss)

Single transactions:
Oriental Financial Group Inc.:
Common stock	29 purchases	$106,960	N/A	N/A	N/A	N/A	106,960	N/A

Series of transactions:
Oriental Financial Group Inc.:
Common stock	86 sales	N/A	434,118	N/A	N/A	N/A	434,118	N/A
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN (Name of Plan)
Date: July 13, 2007	/s/ Norberto González
Norberto González
Executive Vice President and Chief Financial Officer

/s/ José Gabriel Díaz
José Gabriel Díaz
First Senior Vice President and Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP